Exhibit 99.1
Media Release
Pacific Internet outlines strategic plan to
triple its revenues in the next five years
Singapore, 9 May 2006 — Pacific Internet Limited or PacNet (NASDAQ: PCNTF), the largest telco-independent Internet communications service provider by geographic reach in the Asia-Pacific, outlined today its strategic plan to accelerate PacNet’s growth and triple its revenues in the next five years.
The strategic plan, which has been endorsed in principle by PacNet’s Board of Directors, is intended to transform PacNet over the next five years into an “IP-based Communications and Solutions Provider” (or IP-CSP) by strengthening its core competencies and capitalizing on the anticipated growing importance of various broadband Internet technologies.
The above is the outcome of a 100-day strategic review initiated by PacNet’s President and Chief Executive Officer, Mr. Teck Moh Phey, who took office in mid-January 2006.
Mr. Phey said the review had identified PacNet’s core competitive strengths — a strong brand; broad geographic presence with direct operations in seven markets in Asia; good penetration and knowledge of the small- and medium-sized businesses (SMBs) as a key customer segment; strong management team; sound financial discipline; and solid financial resources. He added: “This is evidenced by our 16 consecutive quarters of positive income to date. Building on these strengths, PacNet is looking to triple its revenue by expanding its geographical reach and broadening its range of service offerings.”
Asia Pacific Internet revenue is envisaged to reach US$45.7 billion by 20081, supported by user migration to broadband services and the explosive growth in the end-user market. This represents a compound annual growth rate (CAGR) of 20.8 per cent1. Overall, Internet subscriber base is expected to grow at a compound annual growth rate of 20.2 per cent over the same period.

The review also concluded that the advent of “disruptive” technologies such as Voice over Internet Protocol (VoIP) and the emerging new Worldwide Interoperability for Microwave Access (WiMax) standard that are poised to dramatically change the info-communications landscape are well-suited to companies like PacNet, which are not constrained by large investments in legacy telecommunications systems and infrastructure.
The strategic plan has three key thrusts:
—	Expanding PacNet’s geographic footprint into previously unexplored markets through a combination of acquisitions, joint ventures, partnerships and alliances;

—	Exploiting “disruptive” technologies, in particular, wireless broadband; and

—	Increasing business revenues from IP-based value-added services (over and above Internet access revenues).
Expanding Geographic Footprint
PacNet currently has direct operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. The objective is to expand this footprint both to leverage the Company’s expertise into previously unexplored markets and to capitalize on the growing communications demands of SMBs expanding their operations across the Asia-Pacific region.
Average Internet penetration across Asia Pacific is low at less than 10 per cent of the total population as per industry estimates2. The markets that PacNet intends to focus on include China, Indonesia and India, which have low penetration rates of 8.5, 8.1 and 4.5 per cent respectively2. The Internet subscriber CAGR in these countries is expected to be 25.8, 54.4 and 48.0 per cent respectively from 2004 to 20081.
The expansion strategy in each market will be influenced by local competitive and regulatory factors — for instance, foreign ownership restrictions in China and India mean joint ventures or strategic partnerships are a more feasible approach. In China, PacNet intends to pursue opportunities to expand via tie-ups with provincial ISPs. In January 2006, for instance, PacNet entered into a cooperation agreement with Zhong Ren Telecom for the formation of an equity joint venture to market integrated IP communication applications in southern China.
“Through this expansion strategy, PacNet intends to triple the size of its corporate customer base across the region over the next five years,” Mr. Phey said. He added that PacNet is currently exploring various mergers and acquisition opportunities to increase its geographic footprint.

Exploiting Wireless Broadband
PacNet intends to increase wireless broadband usage among its customers in all countries. In appropriate markets, PacNet will build its own wireless broadband network.
Mr. Phey said new wireless broadband technologies are poised to disrupt the info-communications landscape. Wireless broadband is a more cost-effective alternative to dedicated wireline connections to offices. In addition, wireless broadband offers the potential for truly mobile access to data, voice and video applications at broadband speed. Business applications supporting a mobile sales force, field maintenance, security and marketing, among others, can benefit from the mobile capabilities that wireless broadband enables.
In Singapore, PacNet secured the largest number of channels in the 2.5GHz frequency band (totaling 30 MHz) to provide wireless broadband services. It has successfully carried out a fixed wireless broadband trial and will begin the pilot programme later this year. PacNet plans to roll out wireless broadband networks in at least five markets over the next few years, although Mr. Phey said the exact timing and market choice will be driven by factors such as availability of appropriate spectrum and market dynamics.
PacNet announced on 24 April 2006 that it had signed a Memorandum of Understanding with Intel Technology Asia Pte Ltd to work towards achieving Singapore’s first mobile wireless infrastructure based on the WiMax standard. PacNet and Intel aim to extend this collaboration to the region so as to advance widespread wireless adoption.
Increasing Value-Added Services to Exploit IP Platform
For the fiscal Year 2005, PacNet earned approximately 15 per cent of its revenue from value-added services, with most of the revenue coming from Internet access charges to customers. By growing value-added services, PacNet seeks to strengthen customer relationships as well as to increase revenue per customer. “The aim is to develop value-added services to contribute 30 per cent of the overall revenue in five years,” Mr. Phey said.
PacNet will continue to target IP-based value-added services such as Voice over Internet Protocol (VoIP), including hosted VoIP PBX services for SMBs; managed security (including anti-spam and anti-virus services, and firewalls); applications hosting; and web hosting. Independent market research commissioned by PacNet has indicated that these services rank high among the areas in which SMBs are most likely to be investing over the next few years.

PacNet has already announced a number of partnerships and acquisitions to strengthen its capabilities in value-added services. These include: the acquisition of T3 Communication Partners Pty Ltd, an Australian company that provides fixed line telephony services to SMBs; a partnership with Cisco Systems Inc. to offer Australia’s first managed, end-to-end IP connectivity and security services for SMBs; and an agreement with Skype Technologies S.A. (Skype) to provide Skype-based VoIP services in Singapore.
PacNet today offers virtual regional network value-added services to customers. An expansion and strengthening of PacNet’s network is demonstrated through its recent collaboration with PCCW-HKT Networks Services Limited (PCCW) to link PacNet’s network with those of PCCW, doubling the availability of network services to 14 markets.
PacNet recognizes its competitive edge in being able to replicate value-added services across all its countries. This would create a multiplier effect for each value-added service and accelerate revenue growth.
Conclusion
Mr. Phey concluded: “I joined PacNet earlier this year because I saw the excellent potential for the Company to succeed as a nimble, focused player in a fast-changing info-communications landscape. Our people hold the key to our success. We are committed to deliver on our strategic objectives. In doing so, PacNet is well placed to be a leading Communications and Solutions Provider in the new IP-based environment across the Asia-Pacific, the world’s most dynamic and fastest growing region.”
Industry Sources:
1-Frost & Sullivan Telecom Services Research Report, 2005
2-Internet World Stats, 31 December 2005
- End -

Media, Investors and Analysts Contacts:
Pacific Internet :
Singapore (Media)
Adeline Tan
Corporate Communications Manager
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9745 6345
Email: tan.adeline@pacific.net.sg
Ng Chip Keng
Weber Shandwick Worldwide
Direct Tel: +65 6825 8084
Mobile: +65 9623 2166
Email: ckng@webershandwick.com
Singapore (Investors and Analysts)
Manisha Singh
Investor Relations Manager
Direct Tel: +65 6771 0433
Mobile: +65 9362 9044
Email: investor@pacific.net.sg
URL: http://www.pacific.net.sg/business/investor
US (Media, Investors and Analysts)
Alan Katz
Cubitt Jacobs & Prosek
Tel: +1 (212) 279 3115 (ext. 211)
Email: alan@cjpcom.com
Editor’s Notes:
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.
Cautionary Statement
 Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.

Responsibility Statement
 The Directors of PacNet have taken all reasonable care to ensure that the facts stated and opinions express in this press release are fair and accurate, and that no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Director of PacNet has been to ensure through reasonably enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.